FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of February 2008.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Agrees with JVC on Settlement of U.S. Lawsuits

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8, 2008
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on February 8, 2008, in Kyoto, Japan

Nidec Agrees with JVC on Settlement of U.S. Lawsuits

Nidec Corporation (“Nidec,” NYSE: NJ) today announced that it has agreed with Victor Company of Japan, Limited (“JVC”) on a settlement in the pending U.S. lawsuits.

On February 15, 2005, Nidec filed a lawsuit against JVC in the United States District Court for the Northern District of California for infringement of its U.S. patents (Nos. 5,667,309, 6,554,476, 6,343,877 and 6,793,394) with respect to Nidec’s fluid dynamic bearing technology used in hard disc drive spindle motors. In response, JVC filed an antitrust lawsuit against Nidec in the United States District Court for the Middle District of California on October 5, 2007.

The agreement reached today prepares the two companies to withdraw the stated lawsuits presently pending in the respective United States District Court.

In this connection, Nidec and JVC have entered into a cross-licensing agreement whereby the two companies share their patent rights regarding certain types of spindle motors (other than those using the sintered-alloy-metal bearing system) for 3.5-inch-diameter hard disk drives.

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